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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2019__ AND ENDING __December 31, 2019__
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PCE Investment Bankers, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 E. New England Avenue, Suite 400
(No. and Street)

Winter Park   **FL**   **32789**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker, Johnson, Smith PA
(Name – if individual, state last, first, middle name)

500 N. Westshore Blvd, Suite 1000 Tampa   **FL**   **33609**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, __David J. Jasmund__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __PCE Investment Bankers, Inc.__ , as of __December 31__ , 20 __19__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Vice President / Treasurer
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PCE INVESTMENT BANKERS, INC.
(A SUBSIDIARY OF PCE HOLDINGS, INC.)

TABLE OF CONTENTS

December 31, 2019

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM   1

STATEMENT OF FINANCIAL CONDITION   2

NOTES TO STATEMENT OF FINANCIAL CONDITION   3-5



Report of Independent Registered Public Accounting Firm

To the Stockholder
of PCE Investment Bankers, Inc.
Winter Park, Florida

Opinion on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of PCE Investment Bankers, Inc. (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

HACKER, JOHNSON & SMITH PA
We have served as PCE Investment Bankers, Inc.'s auditor since 2017.
Orlando, Florida
February 25, 2020

1

PCE INVESTMENT BANKERS, INC.
(A SUBSIDIARY OF PCE HOLDINGS, INC.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

ASSETS

Cash	$ 1,207,103
Trade accounts receivable	12,465
Prepaid expense	42,060
Note receivable	89,111
Receivable from related party	14
	$ 1,350,753

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accrued expenses	$ 57,093
Deferred revenue	9,235
	66,328
STOCKHOLDER'S EQUITY	
Common stock:	
Class A common stock, voting, $.01 par value; 50,000 shares authorized, 7,200 shares issued and outstanding	72
Class B common stock, non-voting, $.01 par value; 50,000 shares authorized, 3,327 shares issued and outstanding	33
Additional paid-in-capital	624,789
Retained earnings	659,531
	1,284,425
	$ 1,350,753

The Notes to Financial Statements are
an integral part of this statement.

PCE INVESTMENT BANKERS, INC.
(A SUBSIDIARY OF PCE HOLDINGS, INC.)

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1.   Nature of Business and Summary of Significant Accounting Policies

Nature of Business: PCE Investment Bankers, Inc., (the "Company") was incorporated in July 1997 for the purpose of offering investment banking, consulting, and broker/dealer services to its clients. The Company is a wholly-owned subsidiary of PCE Holdings, Inc. The Company has not yet begun operations as a broker/dealer in the business of buying and selling securities for individual clients, but has provided investment banking and consulting services for its clients.

Revenue recognition: The Company earns revenue through advisory agreements and success fees based upon the occurrence of certain events which may include announcements or completion of various types of financial transactions and also through advisory fee arrangements. Revenue is recognized when: 1) there is a contractual arrangement with a client; 2) agreed upon services have been provided; 3) fees are fixed or determinable; and 4) collection is reasonably assured.

Cash equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Accounts receivable: Accounts receivable represent fees due for consulting services that have been completed during the year. As of December 31, 2019, no allowance for uncollectible accounts was considered necessary.

Income taxes: The Company elected to be taxed as an S-corporation on its income in accordance with Section 1362 of the Internal Revenue Code. In addition, under provisions of the Internal Revenue Code, effective January 1, 2006, the Company is a qualified subchapter S subsidiary and all income tax information of the Company is included in the income tax return of PCE Holdings, Inc. Accordingly, no provision or liability for income taxes is reflected in these financial statements.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Date of Management's Review: Subsequent events were evaluated through February 25, 2020 which is the date the financial statements were available to be issued. Management has determined that there are no events occurring subsequent to December 31, 2019 requiring disclosure.

PCE INVESTMENT BANKERS, INC.
(A SUBSIDIARY OF PCE HOLDINGS, INC.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
(Continued)

Note 2.   Note Receivable

On March 19, 2018, the Company entered into a loan agreement with a client for fees associated with the sale of the client's business in the amount of $89,111. The loan matures and is payable in full on March 19, 2021. Interest is payable monthly. The loan accrues interest at the rate of 4% per annum until the first anniversary of the agreement. From the first anniversary to the second anniversary of the agreement, interest accrues at the rate of 5% per annum. From the second anniversary until the maturity date of the loan, interest accrues at the rate of 7% per annum.

Note 3.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $1,140,775, which was $1,135,775 more than the required net capital of $5,000. The ratio of aggregate indebtedness to net capital at December 31, 2019 was 0.058 to 1.

Note 4.   Liabilities Subordinated to Claims of Creditors

The Company has no liabilities subordinated to claims of creditors. The Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and is therefore exempt from the computation for determination of reserve requirements. The Company is exempt from the possession and control requirements under SEC Rule 15c3-3 in that it will carry no customer accounts, promptly transmit all customer funds and deliver all securities received in connection with activity as a broker - dealer, and effectuate all financial transactions with customers through one or more accounts designated as "Special Account for the Exclusive Benefit of Customers of PCE Investment Bankers, Inc."

Note 5.   Related Party Transactions

The company is under common control with sister companies, PCE Advisory, LLC; PCE Valuations, LLC, and PCE Indexes, LLC.

PCE INVESTMENT BANKERS, INC.
(A SUBSIDIARY OF PCE HOLDINGS, INC.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
(Continued)

Note 5.   Related Party Transactions (continued)

In addition, PCE Management, Inc. (PCEM) is a subsidiary of PCE Holdings, Inc. On January 1, 2008, the Company entered into a management agreement with PCEM under which certain overhead expenses, payroll, payroll related expenses, and other costs would be paid to PCEM monthly in addition to a fee for management services. Consequently, operating results and financial position may be different than if these entities were autonomous. Pursuant to the management agreement, $3,365,409 was recorded in operating expenses in various accounts for the year ended December 31, 2019. As of December 31, 2019, the Company had a receivable balance from PCEM in the amount of $14.

Note 6.   Fair Value of Financial Instruments

The Company has adopted Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures* for its financial assets and liabilities. FASB ASC 820 refines the definition of fair value, expands the disclosure requirements about fair value measurements, and establishes specific requirements as well as guidelines for a consistent framework to measure fair value.

The Company's financial instruments are cash, accounts receivable, prepaid expenses, and a note receivable. The recorded values of these financial instruments approximate their fair values based on their short-term nature.

Note 7.   Concentrations of Credit Risk

The Company maintains cash balances at a financial institution. Cash balances are insured by the FDIC up to $250,000 per depositor, per insured bank. Amounts in excess of insured limits were approximately $957,103 at December 31, 2019. It is the opinion of management that the probability of the Company having to absorb the amount at risk of loss is remote.

Note 8.   Commitments and Contingencies

The Company does not have any commitments or contingencies.